                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO.)

                                  BEARD COMPANY
                         ------------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    07384R309
                                 --------------
                                 (CUSIP NUMBER)


                                  MAY 31, 1999
                                  ------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


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CUSIP NO.     07384R309
              ---------
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1)      Names of Reporting Persons                  I.R.S. No.  31-0738296
        S.S. or I.R.S. Identification Nos. of          BANK ONE CORPORATION
        Above Persons
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2)      Check the Appropriate Box if a
        Member of a Group                       (a) _____
        (See Instructions)                      (b) _____
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3)      SEC Use only
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4)      Citizenship or Place of
        Organization                             ILLINOIS
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Number of Shares              (5)  Sole Voting Power                248,339
                                                                    -------
Beneficially                  (6)  Shared Voting Power                    0
                                                                    -------
Owned by                      (7)  Sole Dispositive Power           248,339
                                                                    -------
Each Reporting                (8)  Shared Dispositive Power               0
                                                                    -------
Person with
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9)      Aggregate Amount Beneficially                                248,339
                                                                    --------
        Owned by Each Reporting Person
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10)     Check if the Aggregate Amount
        in Row (9) Excludes Certain
        Shares (See Instructions)
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11)     Percent of Class Represented
        by Amount in Row 9                                             10.10%
                                                                    --------
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12)     Type of Reporting Person
        (See Instructions)                                             HC
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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No.

Item 1(a)      Name of Issuer:                               Beard Company

Item 1(b)      Address of Issuer's principal executive
                offices:                                Enterprise Plaza
                                                        Suite 320
                                                        5600 North May Ave
                                                        Oklahoma City, OK  73112
                                                        ATTN:  Herb Mee Jr.

Item 2(a)      Name of person filing:                   BANK ONE CORPORATION

Item 2(b)      Address of principal business office     One First National Plaza
               or, if none residence:                   Chicago, IL 60670

Item 2(c)      Citizenship:                             Not Applicable

Item 2(d)      Title of class of securities:            Common Stock

Item 2(e)      CUSIP No.:                               07384R309

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4. Ownership

               This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Beard Company:

               (a) Amount beneficially owned:      248,339
               (b) Percent of class                  10.10%

               (c) Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote:     248,339
                   (ii)  Shared power to vote or to direct the vote:         0
                   (iii) Sole power to dispose or to direct the
                         disposition of:                               248,339
                   (iv)  Shared power to dispose or to direct the
                         disposition of:                                     0
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Item 5. Ownership of 5 percent or less of a Class.                         N/A
                                                                     ---------

Item 6. Ownership of More than 5 percent on Behalf of Another Person.      N/A
                                                                     ---------

Item 7. Identification and Classification of the Subsidiary Which Acquired the
              Security Being Reported on By the Parent Holding
              Company.
                                                                   ------------

                          Bank One Trust Company, N.A.

Item 8. Identification and Classification of Members of the Group.        N/A

Item 9. Notice of Dissolution of Group.                                   N/A

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   June 10, 1999
       ----------------

                                                     BANK ONE CORPORATION

                                             By:     /s/ DAVID J. KUNDERT
                                                     David J. Kundert
                                                     EXECUTIVE VICE PRESIDENT